Exhibit 10.1

[Pall Corporation Letterhead]

August 3, 2011

Lawrence D. Kingsley

Dear Larry:

On behalf of Pall Corporation (“Pall” or “Company”), I am delighted to offer you the position of President and Chief Executive Officer of Pall as outlined in this letter below (this “Agreement”). You will report to our Board of Directors (the “Board”), and have the duties and responsibilities normally associated with your position. If you accept this offer, your first day of work at Pall’s corporate headquarters in Port Washington, New York, will be at the earliest mutually agreeable date (your “Start Date”). The Board will elect you as a Director as soon as practicable (but not more than 5 business days) after your Start Date and will nominate you for re-election to the Board at the December 2011 annual shareholders meeting and respecting each annual meeting thereafter during your employment. Certain terms used in this Agreement are defined as set forth in Exhibit A or, where noted, defined in Company employee benefit and incentive plans.

1. Base Salary. Your base salary will be $950,000 per annum, payable in accordance with Pall’s normal payroll practices. Your base salary will be reviewed annually, for increase (but not decrease) in the Board’s discretion, and otherwise in accordance with Pall’s normal practice for the named executive officers of Pall (“NEOs”). Any reference in this Agreement to your “base salary” shall refer to such base salary amount as may have been most recently so increased.

2. Bonus. You will be eligible for an annual bonus under the executive bonus plan applicable to NEOs in accordance with the Company’s bonus practices for its NEOs. Your bonus target, as a percentage of your base salary, will be 125% and your maximum bonus target percentage will be 200%. The Compensation Committee determines the performance criteria for bonus percentages and for your first fiscal year of employment ending July 31, 2012, the target bonus for you shall be 125% of your base salary, prorated based on the number of days employed during that fiscal year.

3. Long-Term Equity Incentives.

     A. 2011 Initial Long-Term Equity Awards. As soon as practicable (but not more than 5 business days) after your Start Date, the Compensation Committee (“Committee”) will grant you the following long-term equity awards under the Company’s 2005 Stock Compensation Plan (the “Stock Plan”):

     (i) a Non-Qualified Stock Option1 (as defined under the Stock Plan) to purchase shares of the Company’s common stock (“Initial Option”), having such terms and conditions as the Company and you have agreed in connection with this Agreement including, without limitation, (a) an exercise price per share equal to the Fair Market Value (as defined in the Stock Plan) of a share of Company common stock on the Date of Grant (as defined in the Stock Plan), (b) vesting (except as provided below) in equal annual installments on each of the first four anniversaries of the Start Date and a seven-year option term, (c) becoming fully vested and exercisable for one year upon an Involuntary Termination (defined below) or a termination of your employment due to your death or Disability, (d) becoming fully-vested and exercisable in connection with the occurrence of a Change in Control (which for all purposes under this Agreement is defined in the Stock Plan and the applicable award agreements, but disregarding any determination by the Board under the proviso set forth in such Stock Plan definition and in Section 12(b) of the Stock Plan that no Change of Control shall be deemed to have occurred), and (e) except as provided above, in the event of your termination of employment without Good Reason (and at a time during which circumstances for an involuntary termination for Cause do not exist), the Initial Option, to the extent then vested and exercisable, shall be exercisable for 90 days following the date of such termination; and

     (ii) Restricted Units2 (as defined in the Stock Plan) becoming immediately payable, upon vesting of the Restricted Units, on the basis of one share of Company Common Stock for each such vested Restricted Unit (plus any vested related Dividend Equivalent Units as provided in the Stock Plan) (“Initial Restricted Units”), such Initial Restricted Unit award to have such terms and conditions as the Company and you have agreed in connection with this Agreement. All of the Initial Restricted Units will become vested on the earliest to occur of the following dates: (a) the fourth anniversary of your Start Date, provided that such date is prior to your termination of employment with the Company and its Affiliates; (b) the date of your death, Disability, or Involuntary Termination; or (c) the date on which a Change in Control occurs. Except as set forth in the preceding sentence, the Initial Restricted Units shall be immediately forfeited in the event that your employment terminates prior to the fourth anniversary of your Start Date for Cause or without Good Reason.

     B. Annual Long-Term Equity Awards. You will be eligible for annual long-term incentive awards under the Stock Plan (or successor plan) at such times and from time to time after your Start Date as the Company grants such awards to other NEOs. Your annual award to be made during 2012 shall have a target value of not less than $4 million determined pursuant to the Company’s procedures for awards to NEOs. The amount, form and terms and conditions of each such award shall be determined by the Committee in its sole discretion.

4. Transition Grants. To compensate you for the value of unvested equity grants with your previous employer, as soon as practicable (but not more than 5 business days) after your Start Date, the Committee will also grant you the following long-term equity awards under the Stock Plan:

____________________

1 Actual number of Initial Stock Options to be awarded will be equal to a $2,000,000 target value determined on the Start Date pursuant to the Company’s procedures for awards to NEOs rounded up to the nearest 100 stock options.
2 Actual number of Initial Restricted Units to be awarded will be equal to $2,000,000 divided by the Pall closing stock price on the Start Date, rounded up to the nearest 100 restricted stock units.

     A. a Non-Qualified Stock Option to purchase 307,000 shares of the Company’s common stock (“Transition Option”), having such terms and conditions as the Company and you have agreed in connection with this Agreement including, without limitation, (a) an exercise price per share equal to the Fair Market Value of a share of Company common stock on the Date of Grant, (b) vesting (except as provided below) in equal annual installments on each of the first four anniversaries of your Start Date and a seven-year option term, (c) becoming fully vested and exercisable for one year upon an Involuntary Termination or a termination of your employment due to your death or Disability, (d) becoming fully-vested and exercisable in connection with the occurrence of a Change in Control, and (e) in the event of your voluntary termination of employment without Good Reason (and at a time during which circumstances for an involuntary termination for Cause do not exist), the Transition Option, to the extent then vested and exercisable, shall be exercisable for 90 days following the date of such termination; and

     B. 198,000 Restricted Units becoming immediately payable, upon vesting of the Restricted Units, on the basis of one share of Company Common Stock for each such vested Restricted Unit (plus any vested related Dividend Equivalent Units as provided in the Stock Plan) (“Transition Restricted Units”), such Transition Restricted Unit award to have such terms and conditions as the Company and you have agreed in connection with this Agreement. Fifty percent (50%) of the Transition Restricted Units will become vested on the earliest to occur of the following dates: (a) the second anniversary of your Start Date, provided that such date is prior to your termination of employment with the Company and its Affiliates; (b) the date of your death, Disability, or Involuntary Termination; or (c) the date on which a Change in Control occurs. Except as set forth in the preceding sentence, fifty percent (50%) of the Transition Restricted Units shall be immediately forfeited in the event that your employment terminates prior to the second anniversary of your Start Date for Cause or without Good Reason. The remaining fifty percent (50%) of the Transition Restricted Units will become vested on the earliest to occur of the following dates: (a) the fourth anniversary of your Start Date, provided that such date is prior to your termination of employment with the Company and its Affiliates; (b) the date of your death, Disability, or Involuntary Termination; or (c) the date on which a Change in Control occurs. Except as set forth in the preceding sentence, such remaining fifty percent (50%) of the Transition Restricted Units shall be immediately forfeited in the event that your employment terminates prior to the fourth anniversary of your Start Date for Cause or without Good Reason.

5. Sign-On Bonus. Promptly after your Start Date, the Company will pay you a lump sum sign-on cash bonus in the amount of $1,500,000. The sign-on bonus will be subject to recapture by the Company if you are involuntarily terminated by the Company for Cause or your employment terminates without Good Reason (provided, no recapture shall be required in the event of an Involuntary Termination or if your employment terminates due to death or Disability) as follows: (A) one hundred percent (100%) if such termination occurs within one (1) year of your Start Date; and (B) fifty percent (50%) if such termination occurs within two (2) years of your Start Date.

6. Benefits. You will be eligible to participate in the health and welfare benefit programs as are available from time to time to all current and newly-hired Pall Corporate Office senior executives, including the executive relocation program. In recognition of your prior experience, you will be entitled to four (4) weeks of vacation per year.

In addition, you will be eligible to participate in any Pall retirement plans applicable to NEO’s. Under our Supplementary Pension Plan (or under a plan providing supplementary pension benefits for you equivalent to the benefits provided under the Supplementary Pension Plan), you will be vested once you have worked for Pall continuously to age 55, and your benefit at age 55 will be 7/12th’s of a normal benefit level as defined in the Supplementary Pension Plan based on your final average pay as of that date and the benefit adjustments as provided in the plan. For every year beyond age 55 that you are employed, your final retirement benefit will increase by 1/12th of a full normal benefit, until you reach at 60 when you will be 100% vested in a full normal benefit as defined in the Plan; provided, however, that notwithstanding any other provision of the Supplementary Pension Plan to the contrary, in the event of your death, Disability or Involuntary Termination prior to seventh anniversary of your Start Date you shall be fully vested in the following annual supplementary pension benefit payable in the form of a single life annuity at age 60 regardless of your level of compensation on the date of termination of employment: (A) for your death, Disability or Involuntary Termination that occurs prior to the end of the second anniversary of your Start Date, $139,233, (B) for your death, Disability or Involuntary Termination that occurs on or after the second anniversary of your Start Date but prior to the end of the fourth anniversary of your Start Date, $208,849, (C) for your death, Disability or Involuntary Termination that occurs on or after the fourth anniversary of your Start Date but prior to the end of the sixth anniversary of your Start Date, $278,466, and (D) for your death, Disability or Involuntary Termination that occurs on or after the sixth anniversary of your Start Date but prior to the date you attain age 55, $348,082. You will be entitled to receive any such vested retirement benefits in such form as you elect, in accordance with the Supplementary Pension Plan, on or after you reach age 60.

7. Termination of Employment. In the event of an Involuntary Termination prior to a Change in Control, you will receive (A) severance in an aggregate amount that is equal to the sum of (x) two times your then annualized base salary and (y) two times your target bonus amount, paid ratably over twenty-four (24) months, (B) reimbursement of any COBRA premiums paid by you for the period of your COBRA eligibility, and (C) your Initial Options and Transition Options and Initial Restricted Units and Transition Restricted Units shall be treated as provided above and in the applicable award agreements. Payment of such amounts shall be contingent upon your execution of a general release of claims against the Company and its Affiliates in such form as the Company shall customarily require (and your not revoking such release) within 30 days of such Involuntary Termination (which shall include a lump sum for the amount accruing from the date of termination through the date of such initial payment). In the event of an Involuntary Termination within twelve (12) months after a Change in Control, you will be paid and/or provided the same payments and benefits as are set forth in clauses (A) and (B) above, except that you will receive three times your base salary and three times your target bonus amount, in a lump sum (provided that such Change in Control satisfies Internal Revenue Code Section 409A(a)(2)(A)(v), otherwise in ratable installments as provided above), within 5 business days after you have executed and not revoked a general release of claims against the Company in such form as the Company shall customarily require, provided that such release is executed and not revoked within 30 days of such Involuntary Termination. Any termination of your employment would be documented using Pall's customary forms covering non-disclosure, non-compete, non-disparagement, confidentiality and general release terms and conditions.

8. Other Matters.

     A. You will devote your full business efforts and time to the Company; provided, you may serve on one other corporate board of directors, and such charitable and other non-profit boards as you may pursue, which do not interfere with your duties and with the prior consent of the Board (which consent shall not be unreasonably withheld).

     B. Pall has a number of well recognized policies and procedures, primarily relating to business conduct, confidentiality, disparagement, conflicts of interest and cooperation, all of which you acknowledge and will adhere to.

     C. You recognize that you are an “at-will employee” and either of us may end that relationship at any time, with or without Cause and with or without advance notice, subject to your entitlement to certain payments, rights and benefits under certain circumstances as provided above, provided that you shall give the Company at least ninety (90) days’ written notice of any voluntary resignation.

     D. You will be fully indemnified and held harmless for all acts and omissions to act to fullest extent permissible under the Company’s charter, by-laws and applicable law. You also will be provided with director’s and officer’s liability insurance coverage to the same extent as other members of the Board. Such indemnification, and liability insurance coverage to the extent provided to active Board members, will continue following any termination of your employment for such period as you may be subject to liability for such acts or omissions occurring during your employment or Board service to the same extent as other former members of the Board.

     E. This Agreement may not be changed unless you and Pall’s Board agree to do so in writing. Any notifications to either you or Pall shall be given promptly and in writing. The Company shall assign this Agreement and its rights, together with its obligations hereunder, to any person or entity which is a successor in interest to substantially all of the business operations of the Company (and for which purpose all references to the “Company” shall refer to such successor). Upon such assignment, the rights and obligations of the Company hereunder shall become the rights and obligations of such affiliate or successor person or entity. In the event of your death, all unpaid amounts payable to you immediately prior to your death shall be paid to the representative of your estate.

     F. This Agreement shall be interpreted under, and governed by, the laws of New York without regard to conflict of law principles.

     G. You have told us that you are free to sign this Agreement and work for Pall as its Chief Executive Officer as of your Start Date without any restrictions.

     H. The provisions of Exhibit B hereto shall apply with respect to the governance of this Agreement in compliance with Section 409A of the Internal Code of 1986, as amended (“Code”).

     I. Any provision of this Agreement or any other compensation plan, program or agreement to which you are a party or under which you are covered to the contrary notwithstanding, you will not be entitled to any gross-up or other payment for so-called “golden parachute” excise taxes that you may owe pursuant to Section 4999 of the Code. In the event that any severance or other benefits otherwise payable to you (i) constitute “parachute payments” within the meaning of Section 280G of the Code, and (ii) but for this Section 8(I) would be subject to the excise tax imposed by Section 4999 of the Code, then such benefits hereunder and under such other plans, programs and agreements shall be either (x) delivered in full, or (y) delivered as to such lesser extent which would result in no portion of such benefits being subject to excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local income and employment taxes and the excise tax imposed by Section 4999 of the Code (and any equivalent state or local excise taxes), results in the receipt by you on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code. Unless the Company and you otherwise agree in writing, any determination required under this Section 8(I) will be made in writing by independent public accountants as the Company and you agree (the “Accountants”), whose determination will be conclusive and binding upon the Company and you for all purposes. For purposes of making the calculations required by this Section 8(I), the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and you agree to furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this provision. The Company will bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this provision. Any reduction in payments and/or benefits required by this provision shall occur in the following order: (1) reduction of cash payments, beginning with payments scheduled to occur soonest; (2) reduction of vesting acceleration of equity awards (in reverse order of the date of the grant); and (3) reduction of other benefits paid or provided to you.

     J. The Company will pay your reasonable professional fees incurred to negotiate and prepare this Agreement and all related agreements hereunder not to exceed $25,000.

We look forward to your joining us and hope that you find your employment with the Company enjoyable and professionally rewarding.

Very truly yours,

/s/ Katharine L. Plourde

Katharine L. Plourde
Director and Chairman of the Nominating/Governance Committee of the Board of Directors, Pall Corporation

I accept this offer of employment with the Company and agree to the terms and conditions outlined in this Agreement.

/s/ Lawrence D. Kingsley
NAME: Lawrence D. Kingsley
DATE: August 4, 2011

EXHIBIT A
DEFINITIONS

(A) “Cause” shall mean: (i) any material breach by you of this Agreement, the Company’s Code of Ethics (or successor policy), the Company’s Insider Trading Policy, or the Confidentiality, Non-Disclosure, Non-Solicitation, Non-Compete and Intellectual Property Agreement, (ii) conviction of, or the entry of a plea of guilty or no contest to, a felony or any other crime that causes the Company or any of its subsidiaries public disgrace or disrepute, or materially and adversely affects the Company’s or its subsidiaries’ operations or financial performance or the relationships the Company or any of its subsidiaries has with its customers, (iii) willful misconduct having or likely to have, in the good faith opinion of the Board, a material adverse impact on the Company or its subsidiaries, either economically or by reputation; (iv) alcohol abuse or use of controlled drugs other than in accordance with a physician’s prescription; (v) refusal to perform any lawful, material obligation or fulfill any material duty to the Company or any of its subsidiaries (other than due to disability), which refusal, if curable, is not cured within fifteen (15) days after delivery of written notice thereof; or (vi) material violation of the Company’s employment policies, including policies regarding harassment or discrimination. For all purposes hereunder, no act or omission to act shall be “willful” if conducted in good faith or with a reasonable belief that such act or omission was in the best interests of the Company.

(B) “Disability” shall mean: your inability, due to physical or mental incapacity, to substantially perform your duties and responsibilities for a period of one hundred twenty (120) days in any consecutive 12-month period.

(C) “Good Reason” shall mean the occurrence of any of the following without your written consent: (i) any material breach by the Company of this Agreement or any agreement referred to under this Agreement; (ii) any material reduction of your authority, duties or responsibilities (including reporting responsibilities); (iii) a reduction by the Company of your Base Salary or target bonus percentage; (iv) the relocation of the principal executive offices of the Company to a location more than fifty (50) miles from its location immediately prior to such relocation and such relocation increases the distance from your residence at the time of relocation to the executive office by a material amount; (v) a change of your position to something other than Chief Executive Officer of the Company (or its ultimate parent operating company in the event of a Change in Control); (vi) a requirement that you report to anyone other than reporting exclusively and directly to the Board (or its ultimate parent operating company board in the event of a Change in Control); (vii) a failure of the Board to re-nominate you as a member of the Board; or (viii) a failure of a successor in interest to substantially all of the business operations of the Company to assume the Company’s obligations under this Agreement; provided, that the foregoing events shall not be deemed to constitute Good Reason unless you shall have notified the Board (or the ultimate board, as the case may be) in writing of the occurrence of such event(s) within ninety (90) days of your knowledge of such occurrence and the Board (or the ultimate board, as the case may be) shall have failed to have cured or remedied such event(s) within thirty (30) business days of its receipt of such written notice and termination occurs within ninety one hundred and eighty (180) days of the event.

(D) “Involuntary Termination” means either (i) the termination of your employment by the Company other than for Cause and other than due to your death or Disability, or (ii) your resignation due to Good Reason.

EXHIBIT B
SECTION 409A

Anything in this Agreement to the contrary notwithstanding:

(A) The parties intend that all payments and benefits under this Agreement comply with Section 409A of the Code and the regulations promulgated thereunder (collectively “Section 409A”) and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted in a manner in compliance therewith. To the extent that any provision hereof is modified in order to comply with Section 409A, such modification shall be made in good faith and shall, to the maximum extent reasonably possible, maintain the original intent and economic benefit to you and the Company of the applicable provision without violating the provisions of Section 409A.

(B) No amount shall be payable pursuant to Sections 3(A)(ii), 4(B) or 7 or otherwise upon a termination of your employment unless such termination constitutes a “separation from service” with the Company under Section 409A. To the maximum extent permitted by applicable law, amounts payable to you pursuant to such Sections herein shall be made in reliance upon the exception for certain involuntary terminations under a separation pay plan or as short-term deferral under Section 409A. To the extent any amounts payable upon your separation from service are nonqualified deferred compensation under Section 409A, and if you are at such time a “specified employee” thereunder, then to the extent required under Section 409A payment of such amounts shall be postponed until six (6) months following the date of your separation from service (or until any earlier date of your death), upon which date all such postponed amounts shall be paid to you in a lump sum, and any remaining payments due under the Agreement shall be paid as otherwise provided herein. The determination of whether you are a specified employee at the time of your separation from service shall made by the Company in accordance with Section 409A.

(C) To the extent that reimbursements or other in-kind benefits under this Agreement constitute nonqualified deferred compensation, (i) all expenses or other reimbursements hereunder shall be made on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by you, (ii) any right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, and (ii) no such reimbursement, expenses eligible for reimbursement, or in-kind benefits provided in any taxable year shall in any way affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year.

(D) For purposes of Section 409A, your right to receive installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments. Whenever a payment under this Agreement specifies a payment period with reference to a number of days, the actual date of payment within the specified period shall be within the sole discretion of the Company. Any other provision of this Agreement to the contrary notwithstanding, in no event shall any payment or benefit under this Agreement that constitutes nonqualified deferred compensation for purposes of Section 409A be subject to offset by any other amount unless otherwise permitted by Section 409A.

(E) To the extent any amount payable to you is subject to your entering into a release of claims with the Company and any such amount is a deferral of compensation under Section 409A and which amount could be payable in either of two taxable years for you, such payments shall be made or commence, as applicable, on January 15 (or any later date within five (5) business days after the release becomes irrevocable) of such later taxable year and shall include all payments that otherwise would have been made before such date, subject to your executing and not revoking the release agreement within the time periods specified in this Agreement.